SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

April 11, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Houseal

Tel: (202) 551-3105

Fax: (202) 772-9210

Re:

SOEFL Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1, as amended,

Registration Statement on Form S-1 Filed March 23, 2009

File No. 333-158153

Dear Courtney Haseley, Esq.:

Tomorrow we are filing a Post-Effective Amendment No.3 to our Registration Statement on Form S-1, as amended, (File No. 333-158153) for the purpose of addressing your comments dated April 8, 2011.

1. We provided executive compensation information for the fiscal year ended December 31, 2010.

2. Updated financials from our recent Form 10-K annual filing are included.

3. Updated consents were obtained from our independent registered public accounting firm and counsel.

Please forward a copy of your comments to the undersigned via facsimile at (866) 334-2567.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President